UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Private Media Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74266R104

(CUSIP Number)

Jacques de Bliek,  Consipio Holding BV  WALSOORDENSESTRAAT 70  WALSOORDEN,  The Netherlands  4588 KD  Phone : 011 31 114 687 272

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CONSIPIO HOLDING BV 00000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,600,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,600,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.9 (1)%

14	TYPE OF REPORTING PERSON
CO

(1) Based on 20,835,824 shares of common stock reported outstanding in Private Media Group, Inc.’s proxy statement filed with the Securities and Exchange Commission on October 8, 2010.

Item 1.	Security and Issuer

Item 2.	Identity and Background

(a)

(b)

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended in full as follows:

The shares of Common Stock as to which beneficial ownership is claimed by the Reporting Person under Item 5 (the "Shares") are the subject of a pledge agreement (the "Pledge Agreement") executed in favor of the Reporting Person (as successor in interest to Commerzbank AG, a German corporation) by Slingsby Enterprises Limited, a company organized under the laws of Gibraltar ("Slingsby"), to secure certain indebtedness (the "Note") of the Issuer guaranteed by Slingsby. Slingsby is controlled by Berth H. Milton, the Issuer's Chairman and a principal stockholder of the Issuer. On or about July 6, 2010, the Reporting Person delivered a written demand for payment and notice of default to the Issuer, Slingsby, Mr. Milton and each member of the board of directors of the Issuer. The demand for payment included a demand for delivery of the pledged shares and formal notice to Slingsby, the Issuer and Mr. Milton that the Reporting Person claims sole voting power over the pledged shares. On May 27, 2010, the Reporting Person filed an action in New York Supreme Court, County of New York (Consipio Holding BV v. Private Media Group, Inc. and Slingsby Enterprises Limited, Index No. 650462/2010), against the Issuer and Slingsby to enforce the Issuer's and Slingsby's payment obligations on the Note.

Item 4.	Purpose of Transaction

Item 4 is amended in full as follows:

On or about April 17, 2003, the Reporting Person acquired the interests of Commerzbank AG with respect to the Note, the Pledge Agreement and related agreements, rights and remedies. The Issuer admits the existence of its indebtedness to the Reporting Person. The Issuer has failed and refused to cooperate with the Reporting Person in its attempted assertion of its right to cause the transfer to itself of 1,650,000 shares of the Common Stock as to which the Reporting Person holds a certificate under the Pledge Agreement. The Issuer has, in derogation of the Reporting Person's rights under the Pledge Agreement, instructed its transfer agent to refuse to transfer said shares of the Common Stock to the Reporting Person as provided for upon an event of default pursuant to the Pledge Agreement. In addition, sometime during the year 2008, Slingsby, in violation of express covenants of the Pledge Agreement to the contrary, caused a transfer of the remaining pledged shares of the Common Stock (3,950,000 shares) to another entity controlled by Mr. Milton. All of the Shares are reported as being owned beneficially by Mr. Milton in filings under Section 16 of the Securities and Exchange Act of 1934 (the "Exchange Act").

On September 16, 2010, in accordance with the requirements of Section 2.9 of the Issuer's Bylaws, the Reporting Person, acting in the name of Slingsby pursuant to a power of attorney provided for in the Pledge Agreement, delivered a Notice of Nomination of Persons for Election to the Board of Directors of Private Media Group, Inc. naming 6 persons as nominees for election as directors at the next annual meeting of stockholders of the Issuer. The Notice of Nomination also expressed the Reporting Person's intention to solicit proxies from the Issuer's stockholders for the election of the proposed slate of nominees. The Reporting Person has now filed a preliminary proxy statement (the “Preliminary Proxy Statement”) with the Securities and Exchange Commission (the “Commission”). Stockholders are urged to read the Reporting Person's definitive proxy materials when they become available, as they will contain important information, and to refrain from acting with respect to the election of directors of the Issuer until they have reviewed and considered the Reporting Person's definitive proxy materials.

On or about August 12, 2010, the Reporting Person, together with Ilan Bunimovitz, Tisbury Services Inc., a British Virgin Islands Issuer limited by shares ("Tisbury"), and Claudio Gianascio filed a complaint against the Issuer and certain officers and directors of the Issuer in the District Court of Clark County, Nevada seeking, among other remedies, the appointment of a receiver under authority of Nevada Revised Statutes Section 78.650 and an injunction enjoining the Issuer from issuing any additional shares of stock, incurring any additional debt, disposing of any business assets outside of the ordinary course of business, making any loans to any officer or director of the Issuer or any affiliate of any such person, closing any bank or brokerage account and paying any bonus to any officer or director of the Issuer (the "Nevada Action"). The Nevada Action was filed on grounds that the Issuer has been mismanaged by its present Chairman and board of directors. The plaintiffs in the Nevada Action also assert derivative claims for damages against the individual defendants on behalf of the Issuer.

On September 10, 2010, the Reporting Person executed a form of written consent of the Issuer's stockholders to approve resolutions to amend the Issuer's Bylaws in certain respects. The written consent of stockholders to approve the bylaw amendments was previously presented by the Reporting Person to three other holders of the Issuer's Common Stock, including Mr. Bunimovitz, Tisbury and Michael K. Ackrell, who, together with the Reporting Person, hold voting power over more than 50% of the voting power of the Issuer's Common Stock and have, as of September 10, 2010, executed the written consent as presented.

As amended, the Bylaws include, among other changes, amendments (a) to fix the number of directors at six (6) until amended by further vote or consent of the stockholders; (b) to limit the power of the board of directors of the Issuer, without stockholder consent, to authorize the issuance of additional shares of the Issuer's capital stock or to approve contracts between the Issuer and its subsidiaries with the officers and directors of the Issuer or their affiliates; and (c) to establish the third Thursday of November as the scheduled date for the Issuer's next annual meeting of stockholders to be held at the Issuer's executive offices located in San Francisco.

On September 14, 2010, the Reporting Person delivered copies of the executed written consents to the Secretary of the Issuer at the Issuer's principal executive offices together with a notice calling upon the Issuer's board of directors to establish a record date for the next annual meeting of stockholders to be held on November 18, 2010. The Issuer’s board of directors met on September 23, 2010 with oversight from the court in the Nevada Action. The court provided items to be included on the agenda for meeting of the board of directors but did not order the board of directors to take any specific action. The board of directors made no finding as to the validity of the amendments to the Bylaws as presented by the Reporting Person and the other stockholders. The board of directors did, however, schedule the annual meeting of stockholders for November 18, 2010 in San Francisco and established September 23, 2010 as the record date for determination of stockholders entitled to vote at the meeting.

On September 22, 2010, the Reporting Person received a letter from Slingsby asserting that the Pledge Agreement and Slingsby's guaranty of the Note are terminated under New York law. On October 6, 2010, the Issuer’s motion to dismiss the Nevada Action on grounds that the Reporting Person has no beneficial ownership rights with respect to any of the Shares was denied. In its motion to dismiss, the Issuer asserted that Slingsby’s guaranty was barred by a six year statute of limitations applicable to the guaranty under New York law.

On October 8, 2010, the Reporting Person, Mr. Bunimovitz and the other plaintiffs in the Nevada Action filed a motion to seek orders from the Nevada court (i) confirming that the Reporting Person will have the right to vote the Shares pledged as collateral for the Slingsby guaranty of the Note and the balance due from the Issuer to the Reporting Person; (ii) requiring the Issuer to provide Mr. Bunimovitz with daily cash reports for the period from July 20, 2010 to the present and on a daily basis going forward; and (iii) to appoint an independent inspector to monitor the election of directors at the Issuer’s annual meeting of stockholders. On October 14, 2010 the Nevada court ruled that the Reporting Person will have the right to vote all of the Shares unless a New York court rules to the contrary. With respect to the plaintiffs’ motion to require the Issuer to provide daily cash reports to Mr. Bunimovitz, the Nevada court ordered the Issuer to provide the requested daily cash reports to counsel for the plaintiffs “for attorney’s eyes only.” The court denied the plaintiffs’ motion for the appointment of an independent inspector to monitor the election of directors at the annual meeting indicating that the court would be available to resolve any disputes that might arise and that an independent inspector would not be necessary.

On October 12, 2010, Slingsby filed a motion to dismiss the New York Action as against Slingsby on grounds that enforcement of Slingsby’s guaranty and the Pledge Agreement are barred by a six year statute of limitations under New York law. A hearing has been set in the New York court on November 8, 2010 to consider Slingsby’s motion to dismiss the New York Action.

The Reporting Person intends to exercise its dispositive rights with respect to the Shares in such a manner as will be most likely to maximize recovery on the value of the Note and the Shares. Such action may include sale of Common Stock shares on the open market or in one or more private sales authorized by the Pledge Agreement. The Reporting Person intends to exercise its voting rights in a manner most likely to preserve and protect the value of the business of the Issuer and its ability to discharge the unpaid indebtedness. Consistent with its intent to maximize recovery on the value of the Note and the Shares, the Reporting Person has proposed and may propose additional or different plans or proposals with respect to the business and management of the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, and including the acquisition or disposition of Common Stock shares on the open market or in one or more private transactions. Except as described herein or otherwise disclosed in the Preliminary Proxy Statement, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

No agreements or understandings have been reached between the Reporting Person and any other persons, named in this statement or otherwise, with respect to the exercise of voting rights or the solicitation of votes with respect to matters to be considered at the Issuer's annual meeting or otherwise, the acquisition or disposition of shares of Common Stock, or any other plans or proposals with respect to the business and management of the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. The Reporting Person expressly disclaims membership in a group pursuant to Section 13(d) of the Exchange Act with any persons.

The Reporting Person has filed the Preliminary Proxy Statement with the Commission. Any definitive proxy statement will be mailed to stockholders of the Issuer. STOCKHOLDERS OF THE ISSUER ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE ISSUER, THE REPORTING PERSON AND THE PERSONS NOMINATED TO SERVE AS DIRECTORS OF THE ISSUER. Stockholders will be able to obtain free copies of these documents (if and when available) and other documents filed with the Commission by the Reporting Person through the Web site maintained by the SEC at http://www.sec.gov.

(a)

(b)

(c)

(d)	The Reporting Person intends to exercise its voting rights to affect a change in the composition of the Issuer's board of directors as described in the amended response to Item 4 above.

(e)

(f)

(g)
See the amended response to Item 4 above with reference to amendments to the Issuer's Bylaws. The Reporting Person does not believe that the amendments to the Issuer's Bylaws will impede the acquisition of control of the Issuer by any person.

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)

(b)

(c)

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended in full as follows: The disclosures in response to Items 3 and 4, as amended, are incorporated herein by this reference.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Consipio Holding BV

October 22, 2010	By:	/s/ Jacques de Bliek
Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes: This Amendment No. 3 to Schedule 13D is filed by and on behalf of the Reporting Person to amend the Schedule 13D related to the Common Stock of the Issuer filed with the Commission on August 11, 2010, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on September 16, 2010 and as amended by Amendment No. 2 to Schedule 13D filed with the Commission on September 28, 2010 (the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)